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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Mudd, Daniel H.		March 31, 2003
	3900 Wisconsin Avenue, NW (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check all Applicable)
			Federal National Mortgage Association (Fannie Mae)— FNM		☒ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Washington, DC 20016 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Vice Chairman & COO
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		68,405		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		(1)	2/23/10		Common Stock	114,855		$52.7813		D

	Employee Stock Option (right to buy)		(2)	1/18/10		Common Stock	116,710		$52.7813		D

	Employee Stock Option (right to buy)		(3)	11/21/10		Common Stock	89,730		$77.095		D

	Employee Stock Option (right to buy)		(4)	11/20/11		Common Stock	87,194		$80.95		D

	Employee Stock Option (right to buy)		(5)	1/21/13		Common Stock	82,918		$69.43		D

Explanation of Responses:

See footnotes on Schedule 1 attached hereto and incorporated herein by this reference.

/s/ Daniel H. Mudd	March 31, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.

Schedule 1

Daniel H. Mudd

Explanation of responses:

(1)	86,141 options are currently exercisable; the balance vests on February 23, 2004.

(2)	Vesting of the options is contingent upon the achievement of an aggressive earnings per share (“EPS”) goal established in January 2000. If EPS equals or exceeds $6.46 per share by December 31, 2003, the options will become exercisable in January 2004. If the EPS goal is not met, then the options instead will vest and become exercisable in 25 percent annual increments beginning in January 2005. However, if the EPS goal is not met, the Board of Directors has retained the discretion to reduce or eliminate future compensation awards to offset this vesting.

(3)	44,865 options are currently exercisable; 22,432 options vest on November 21, 2003; and 22,433 options vest on November 21, 2004.

(4)	21,798 options are currently exercisable; 21,799 options vest on November 20, 2003; 21,798 options vest on November 20, 2004; and 21,799 options vest on November 20, 2005.

(5)	The options vest in four annual installments as follows: 20,729 options vest on January 21, 2004; 20,730 options vest on January 21, 2005; 20,729 options vest on January 21, 2006; and 20,730 options vest on January 21, 2007.

LIMITED SIGNATORY POWER

     By this Limited Signatory Power the undersigned authorizes and designates each of Ann Kappler and Scott Lesmes to execute and file on behalf of the undersigned all Forms 3, 4 and 5 (including any exhibits, attachments and amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Fannie Mae. The authority of Ann Kappler and Scott Lesmes under this Limited Signatory Power shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Fannie Mae, unless earlier revoked in writing. The undersigned acknowledges that Ann Kappler and Scott Lesmes are not assuming, nor is Fannie Mae assuming, any of the undersigned’s responsibilities to file Forms 3, 4 and 5 or otherwise comply with any related laws or regulations.

/s/ Daniel H. Mudd Daniel H. Mudd

Date: March 31, 2003